Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: May 2018

1.	We inform the capital market agents that, during May 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	Also in May, Itaú Unibanco reallocated in the market the amount of 837,879 preferred shares under the stock option plan approved by General Stockholders' Meeting.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, June 11, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer